                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2003
                                          -------------

                         Commission File Number: 1-12158
                                                 -------

                 Sinopec Shanghai Petrochemical Company Limited
                 ----------------------------------------------
                 (Translation of registrant's name into English)


                              Jinshanwei, Shanghai
                           People's Republic of China
                           --------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F         X         Form 40-F
                            ----------------            ---------------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                 No      X
                      --------------     ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable
                                     --------------

Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

                                                                    Page

Press release regarding third quarter results dated
October 24, 2003                                                     4
Announcement regarding board resolutions dated                      14
October 24, 2003

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED



Date:  October 27, 2003          By:      /s/Lu Yipin
                                           -----------
                                           Name: Lu Yipin
                                           Title:   Chairman

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                                 [Company Logo]
 (A joint stock limited company incorporated in the People's Republic of China)

2003 Third Quarter Report

1.    IMPORTANT MESSAGE

1.1 This announcement is made pursuant to the disclosure obligation under Paragraph 2(2) of the Listing Agreement.

1.2 The Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the "Company") and its directors jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement and confirm that there are no material omissions or false or misleading statements in this announcement.

1.3 The financial statements contained in this report have not been audited. All financial information set out in this quarterly report has been prepared in accordance with PRC accounting rules and regulations.

1.4 This quarterly report is prepared in accordance with the Regulations on Disclosure of Information in Quarterly Reports for Listed Companies issued by the China Securities Regulatory Commission. The information in this Report is the same as the information contained in the announcement filed with the Shanghai Stock Exchange, and this report is published simultaneously in Shanghai and Hong Kong.

1.5 Mr. Lu Yiping, Chairman and President of the Company, Mr. Han Zhihao, Chief Financial Officer and Mr. Hua Xin, Finance Manager of the Company hereby warrant the authenticity and completeness of the financial statements contained in this quarterly report.

2.   CORPORATE INFORMATION

2.1  Corporate Information

Shares Short
Name:            [Chinese Characters]    [Chinese Characters]     SHI
Shares Stock
Code:            600688                  338
Stock Exchange   Shanghai Stock          The Stock Exchange of    New York Stock
Listings:        Exchange                Hong Kong Limited        Exchange


                         Secretary to the Board of       Securities representative:
                         Directors:

Name:                    Zhang Jingming                  Tang Weizhong
Correspondence Address:  48 Jinyi Road, Jinshan          48 Jinyi Road, Jinshan
                         District, Shanghai, People's    District, Shanghai, People's
                         Republic of China               Republic of China

Telephone:               86-21-5794 3143                 86-21-5794 3143
Fax:                     86-21-5794 0050                 86-21-5794 0050
E-mail:                  zhangjm @spc.com.cn             tom @spc.com.cn


2.2      Financial Information

2.2.1    Major financial data and financial indicators

                                     30 September 2003        31 December 2002      Increase/ decrease
                                 (As at the end of the       (As at the end of     compared to the end
                                     reporting period)              last year)            of last year
                                                                                                   (%)
Total assets (RMB'000)                      27,377,692              26,562,285                    3.07
Shareholders' equity
(excluding minority
interests) (RMB'000)                        15,032,594              14,481,460                    3.81
Net asset value per share
(RMB)                                            2.088                   2.011                    3.81
Adjusted net asset value per
share (Note 1) (RMB)                             2.077                   1.991                    4.30


                                                            For the nine-month
                                                               period ended 30
                                                                September 2003
                                        For the three-               (From the      Increase/ decrease
                                    month period ended        beginning of the        of the reporting
                                     30 September 2003      year to the end of      period compared to
                                        (The reporting           the reporting    the same period last
                                               period)                  period                    year
                                                                                                   (%)
Net cash flows from
operating activities
(RMB'000)                                      (6,778)               1,505,985                   96.08
Earnings per share (RMB)                         0.061                   0.127                   54.71
Return on net assets (%)                         2.92%                   6.06%                   44.67
Return on net assets
before non-operating
income/expenses (%)
(Note 2)                                         3.11%                   6.32%                   47.88

Note 1: Adjusted net asset value per share was calculated based on the net asset value after deducting debtors of three years or more.

Note 2:

                                                           For the three-month           For the nine-
                                                                  period ended      month period ended
          Non-operating income/expenses  (RMB'000)           30 September 2003       30 September 2003
          Non-operating income                                           2,737                  12,001
          Non-operating expenses                                      (35,080)                (57,503)
          Tax adjustments for the above items                            4,851                   6,825
          Total                                                       (27,492)                (38,677)

2.2.2    Income Statement

      Please refer to "Income Statement and Profit Appropriation Statement" in the Financial Statements for details.

2.3 As at the end of the reporting period, the Company had a total of 289,122 shareholders, including 286,159 A-share holders and 2,963 H-share holders.

3.       MANAGEMENT DISCUSSION AND ANALYSIS

3.1 Overview and brief analysis of the Company's operating activities during the reporting period

         The Group's income from principal operations from January to September 2003 amounted to RMB21,647 million, an increase of 41.95% as compared to the same period last year. Sales of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products amounted to RMB2,976 million, RMB6,450 million, RMB2,796 million and RMB7,850 million, respectively. Net profits amounted to RMB911 million, an increase of 86.93% as compared to the same period last year.

         The first to third quarters of 2003 witnessed significant fluctuations and sluggish recovery of the world economy amidst the advent of the Iraq War and the outbreak of the Severe Acute Respiratory Syndrome ("SARS"). However, the PRC economy continued to maintain a robust growth trend. As SARS was brought under control, the PRC economy demonstrated a notable rebound with GDP growth rate for the third quarter reaching 9.1% as compared to the same period last year, and hence the accumulated GDP growth rate for the first to third quarters 2003 reached 8.5%. As a result, the petrochemical industry continued to maintain a recovered growth trend.

         With the completion of the "Phase IV" project and the commencement of operation of the newly constructed facilities in the first half of 2002, the Group's processed crude oil and major product output recorded further increases. From January to September 2003, the Group processed 6.3171 million tons of crude oil, an increase of 19.61% as compared to the same period last year. The output of petroleum products (gasoline, jet oil, diesel), ethylene, propylene, polyethylene, polypropylene, acrylonitrile, polyester and polyester staple reached 2,880,900 tons, 701,500 tons, 391,600 tons , 312,900 tons, 349,400 tons, 74,800 tons, 347,100 tons and 103,300 tons, respectively, representing increases of 20.33%, 26.34%, 32.79%, 51.73%, 37.76%, 39.24%, 8.52% and 10.88%, respectively as compared to the same period last year. In addition, the Group's unit cost for crude oil processing as well as the selling prices for the Group's major products increased substantially as international crude oil prices had been maintained at relatively high levels due to the Iraq War. From January to September 2003, the Group's unit cost for crude oil processing was RMB1,844 per ton, an increase of 25.75% as compared to the same period last year. Consolidated weighted average selling prices for synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products also increased 13.19%, 11.78%, 31.56% and 20.53%, respectively.

3.1.1 Principal operating activities or products accounting for more than 10% of income or gross profit from principal operating activities during the period

                                               Income from
By Segment                                       Principal                           Gross Profit
                                                Operations         Cost of Sales           Margin
                                                 (RMB'000)             (RMB'000)              (%)
Synthetic Fibres                                 1,071,066               962,411            10.14
Resins and Plastics                              2,291,959             1,891,291            17.48
Intermediate Petrochemical Products                846,088               625,013            26.13
Petroleum Products                               2,609,256             2,292,103            12.15
Others                                             689,588               539,535            21.76
Including: Connected Transactions                2,625,782             2,332,954            11.15

3.2 The situation of, and explanations for changes in accounting policies, accounting estimates, scope of consolidation and significant accounting errors

         Please refer to "Note to the Financial Statements" for details.

                                 Sinopec Shanghai Petrochemical Company Limited
                                                     Lu Yiping
                                                     Chairman

Shanghai, PRC, 24 October 2003

                              FINANCIAL STATEMENTS

                     Consolidated Balance Sheet (Unaudited)
                            As at 30 September 2003


                                                               30 September        31 December
                                                 Note                  2003               2002
                                                                    RMB'000            RMB'000
                                                                                      Restated
                                                                (Unaudited)          (Audited)
Assets
Current assets
Cash at bank and in hand                                          1,735,996          1,744,626
Bills receivable                                                  1,354,792            543,670
Trade debtors                                                       685,489            518,887
Other debtors                                                       430,039            557,736
Advance payments                                                    246,856            307,282
Inventories                                                       3,391,951          3,273,471
Total current assets                                              7,845,123          6,945,672

Long-term investments

Long-term equity investments                                      1,956,835          1,778,132


Fixed assets
Fixed assets at cost                                           30,963,405         29,855,506
Less: Accumulated depreciation                                 14,209,832         12,991,225
Fixed assets net book value                                    16,753,573         16,864,281
Construction materials                                             23,739             19,667
Construction in progress                                          743,014            890,051
Total fixed assets                                             17,520,326         17,773,999

Intangible assets                                                  39,225             49,311

Deferred tax assets                                                16,183             15,171

Total assets                                                   27,377,692         26,562,285
Liabilities and shareholders' equity
Current liabilities
Short-term loans                                                4,321,322          3,224,726
Bills payable                                                     642,976            804,838
Trade creditors                                                 1,154,226          1,176,851
Receipts in advance                                               201,537            208,168
Wages payable                                                      55,792             54,724
Staff welfare payable                                              65,903             70,047
Taxes payable                                                     191,199            253,653
Other creditors                                                     6,889              9,968
Other payables                                                    613,421            472,737
Accrued expenses                                                   35,798             12,275
Current portion of long-term loans                                873,501            777,589
Total current liabilities                                       8,162,564          7,065,576

Long-term liabilities
Long-term loans                                                 3,791,729          4,590,891
Other long-term loans                                              48,948             57,587
Total long-term liabilities                                     3,840,677          4,648,478

Total liabilities                                              12,003,241         11,714,054

Minority interests                                                341,857            366,771

Shareholder' equity

Share capital                                                   7,200,000          7,200,000
Capital reserves                                                2,856,278          2,856,278
Surplus reserves                                                3,124,730          3,124,730
Of which: Statutory public welfare fund                           840,019            840,019
Undistributed profits (of which:                 (1)            1,851,586          1,300,452
2002: proposed final dividend of RMB360,000,000)
Total shareholders' equity                                     15,032,594         14,481,460

Total liabilities and shareholders' equity                     27,377,692         26,562,285


Balance Sheet (Unaudited)

As at 30 September 2003

                                                30 September        31 December
                                                        2003               2002
                                                     RMB'000            RMB'000
                                                                       Restated
                                                 (Unaudited)          (Audited)
Assets
Current assets
Cash at bank and in hand                           1,061,749          1,227,275
Bills receivable                                   1,277,928            534,839
Trade debtors                                        623,478            506,049
Other debtors                                        346,819            433,623
Advance payments                                     243,544            237,240
Inventories                                        2,965,640          2,869,179
Total current assets                               6,519,158          5,808,205

Long-term investments
Long-term equity investments                       3,188,273          2,920,199

Fixed assets
Fixed assets at cost                              27,635,300         26,559,764
Less:Accumulated depreciation                     12,741,014         11,642,798
Fixed assets net book value                       14,894,286         14,916,966
Construction materials                                23,162             19,667
Construction in progress                             696,414            847,121
Total fixed assets                                15,613,862         15,783,754

Intangible assts                                      39,225             49,311

Deferred tax assets                                   16,183             15,171

Total assets                                      25,376,701         24,576,640
Liabilities and shareholders' equity
Current liabilities
Short-term loans                                   3,895,766          2,830,045
Bills payable                                        651,657            804,497
Trade creditors                                      928,737          1,028,179
Receipts in advance                                  122,197            126,602
Wages payable                                         45,868             46,868
Staff welfare payable                                 30,941             31,980
Taxes payable                                        169,807            245,696
Other creditors                                        5,199              8,418
Other payables                                       504,927            427,468
Accrued expenses                                      12,953              8,239
Current portion of long-term loans                   506,243            393,386
Total current liabilities                          6,874,295          5,951,378

Long-term liabilities
Long-term loans                                    3,469,812          4,143,802

Total long-term liabilities                                               3,469,812          4,143,802

Total liabilities                                                        10,344,107         10,095,180

Shareholders' equity:

Share capital                                                             7,200,000          7,200,000
Capital reserves                                                          2,856,278          2,856,278
Surplus reserves                                                          3,124,730          3,124,730
Of which: Statutory public welfare fund                                     840,019            840,019
Undistributed profits (of which:  2002:                 (1)               1,851,586          1,300,452
proposed final dividend of RMB360,000,000)
Total shareholders' equity                                               15,032,594         14,481,460

Total liabilities and shareholders' equity                               25,376,701         24,576,640


Income Statement and Profit Appropriation Statement (Unaudited)
 For the nine-month periods ended 30 September

                                                        The Group                   The Company
                                                        2003          2002          2003          2002
                                         Note        RMB'000       RMB'000       RMB'000       RMB'000
                                                 (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)
Income from principal
operations                                        21,647,027    15,250,060    20,392,257    14,025,932
Less:  Cost of sales                              18,704,305    12,787,638    17,837,578    11,956,724
       Business taxes and
       surcharges                                    439,764       434,974       418,281       398,549
Profit from principal operations                   2,502,958     2,027,448     2,136,398     1,670,659
Add:   Profit from other operations                   68,770        83,220        59,688        53,674
Less:  Selling expenses                              337,573       296,252       244,530       206,630
       Administrative expenses                       777,815       857,422       648,399       709,154
       Financial expenses                            310,268       294,858       287,476       261,096
Income from operations                             1,146,072       662,136     1,015,681       547,453
Add:   Investment income                              12,785        29,216        95,659        80,327
       Non-operating income                           12,001         7,963           829         1,441
Less:  Non-operating expenses                         57,503        91,611        52,475        75,375
Total profit                                       1,113,355       607,704     1,059,694       553,846
Less:  Income tax                                    173,434        88,590       148,560        66,418
       Minority interests                             28,787        31,686             -             -
Net profit                                           911,134       487,428       911,134       487,428
Add:   Undistributed profits at the                1,300,452       573,281     1,300,452       573,281
       beginning of the period
Distributable profits                              2,211,586     1,060,709     2,211,586     1,060,709
Less:  Transfer to statutory                               -             -             -             -
       surplus reserve
       Transfer to statutory public                        -             -             -             -
       welfare fund
Distributable profits to shareholders              2,211,586     1,060,709     2,211,586     1,060,709
Less:  Dividend                          (1)         360,000             -       360,000             -
Undistributed profits at the end                   1,851,586     1,060,709     1,851,586     1,060,709
of the period

Income Statement (Unaudited)

For the three-month periods ended 30 September


                                                      The Group                   The Company
                                                      2003           2002           2003          2002
                                                   RMB'000        RMB'000        RMB'000       RMB'000

                                               (Unaudited)    (Unaudited)    (Unaudited)   (Unaudited)
Income from principal operations                 7,507,957      5,727,037      7,058,611     5,412,637
Less:  Cost of sales                             6,310,353      4,724,495      6,024,622     4,568,675
       Business taxes and surcharges               165,252        159,856        156,956       135,656

Profit from principal operations                 1,032,352        842,686        877,033       708,306
Add:   Profit from other  operations                26,312         24,487         22,117        19,236
Less:  Selling expenses                            108,949         95,884         78,470        64,794
       Administrative expenses                     301,620        287,586        256,248       232,143
       Financial expenses                          100,927        117,015         91,502       110,998

Income from operations                             547,168        366,688        472,930       319,607
Add:   Investment income                            13,963         10,762         62,539        24,841
       Non-operating income                          2,737          2,693            446           280
Less:  Non-operating expenses                       35,080         39,986         31,312        25,700

Total profit                                       528,788        340,157        504,603       319,028
Less:  Income tax                                   73,922         41,933         65,149        34,969
       Minority interests                           15,412         14,165              -             -

Net profit                                         439,454        284,059        439,454       284,059

Cash Flow Statement (Unaudited)

For the nine-month period ended 30 September 2003

                                                  Note           The Group     The Company
                                                                   RMB'000         RMB'000
                                                               (Unaudited)     (Unaudited)
Cash flows from operating activities:
Cash received from sale of goods and  rendering
of services                                                     25,131,099      23,185,870
Other cash received relating to  operating
activities                                                           6,674           3,374
Sub-total of cash inflows                                       25,137,773      23,189,244

Cash paid for goods and services                              (22,001,861)    (20,762,989)
Cash paid to and on behalf of employees                        (1,008,633)       (639,322)
Taxes paid                                                       (138,474)       (115,938)
Other taxes paid                                                 (450,229)       (433,275)
Other cash paid relating to operating activities                  (32,591)        (27,809)
Sub-total of cash outflows                                    (23,631,788)    (21,979,333)

Net cash flows from operating activities          (a)            1,505,985      1,209,911

Cash flows from investing activities:

Net cash received from disposal of investments                      47,528              -
Maturity of time deposits with financial
institutions                                                        84,095         26,095
Cash received from investment income                                27,872         62,707
Net cash received from disposal of fixed assets                     13,004          7,669
Cash received relating to investing activities                      18,874         12,671
Sub-total of cash inflows                                          191,373        109,142

Cash paid for acquisition of fixed assets and
other long-term assets                                         (1,160,313)    (1,072,063)
Cash paid for purchase of investments                            (246,456)      (235,122)
Increase in time deposits with financial
institutions                                                     (176,809)       (37,409)
Sub-total of cash outflows                                     (1,583,578)    (1,344,594)

Net cash flows from investing activities                       (1,392,205)    (1,235,452)

Cash flows from financing activities:
Proceeds from borrowings                                         6,216,504      5,950,478
Sub-total of cash inflows                                        6,216,504      5,950,478

Repayment of borrowings                                        (5,735,267)    (5,446,499)
Cash paid for dividends, profit distribution and
interest                                                         (698,007)      (656,924)

Sub-total of cash outflows                                     (6,433,274)    (6,103,423)

Net cash flows from financing activities                         (216,770)      (152,945)

Effects of foreign exchange rate changes                             1,646         1,646

Net decrease in cash and cash equivalents         (b)            (101,344)     (176,840)

(a) Reconciliation of net profit to cash flows from operating activities

                                                                 The Group    The Company
                                                                   RMB'000        RMB'000
                                                               (Unaudited)    (Unaudited)
Net profit                                                         911,134        911,134
Minority interests                                                  28,787              -
Depreciation                                                     1,418,393      1,273,010
Loss on disposal of fixed assets,                                   15,372         14,027
Financial expenses                                                 309,157        286,697
Investment income                                                 (12,785)       (95,659)
Increase in inventories                                          (122,552)       (99,956)
Increase in operating receivables                                (920,000)      (780,018)
Decrease in operating payables                                   (121,521)      (299,324)

Net cash flows from operating activities                         1,505,985     1,209,911

(b) Net decrease in cash and cash equivalents

                                                        The Group   The Company
                                                          RMB'000       RMB'000
                                                      (Unaudited)   (Unaudited)

Cash at the end of the period                           1,559,187     1,024,340
Less: Cash at the beginning of the period             (1,627,551)    (1,168,200)
Add: Cash equivalents at the end of the period                  -             -
Less: Cash equivalents at the beginning of the period    (32,980)       (32,980)

Net decrease in cash and cash equivalents               (101,344)      (176,840)

Note to the Financial Statements (Unaudited)

For the nine-month period ended 30 September 2003

1     Change in accounting policy

      The change in accounting policy of the Company and its subsidiaries ("the Group") are in conformity with the revised "Accounting Regulations for Business Enterprises - Post Balance Sheet Events". According to the original regulation, profit appropriation for the period according to the profit appropriation plan formulated by the Board of Directors after the balance sheet date is an adjusting event. Pursuant to the revised "Accounting Regulations for Business Enterprises - Post Balance Sheet Events" (Cai Guan [2003] No. 12) issued by MOF on 14 April 2003, cash dividends declared according to profit appropriation plan formulated by the Board of Directors during the period from the balance sheet date to the approval date of the financial statements is presented separately under the shareholders' equity on the balance sheet. The Company and its subsidiaries have made prior year adjustment in relation to the revised regulation on the cash dividends.

      The above change in accounting policy has increased the undistributed profits at the beginning of the year 2003 by RMB 360,000,000, while the accumulated effect on prior years is as follows:

                                              Before      Adjusted         After
                                         adjustments        amount    adjustment
                                             RMB'000       RMB'000       RMB'000
Undistributed profits at 1 January 2002      940,452       360,000     1,300,452
Dividend payable at 31 December 2002         360,000     (360,000)             -

2     Accounting policy, accounting estimates and scope of consolidation

      Except for the above, there have been no other significant changes in the accounting policy, accounting estimates and scope of consolidation.

                      Resolutions of the Eighth Meeting of
                  the Fourth Session of the Board of Directors

The eighth meeting of the fourth session of the Board of Directors (the "Board Meeting") of Sinopec Shanghai Petrochemical Company Limited (the "Company") was held on 24 October 2003 at meeting room number 8 of the Company's main office building. Of the 12 Directors who were eligible to attend the Board Meeting, 10 Directors were in attendance. Directors Mr Liu Wenlong and Mr Zhang Baojian were unable to attend due to work commitments, and appointed Chairman Mr Lu Yiping as their irrevocable proxies. Members of the Supervisory Committee and senior management were in attendance at the Board Meeting. The convening of the Board Meeting complied with the requirements of the PRC Company Law and the articles of association of the Company. The Board Meeting was chaired by the Chairman Mr Lu Yiping. The Board Meeting considered and passed the following resolutions:

1. The 2003 third quarter report was approved and the Secretary to the Board of Directors was authorized to submit the third quarter report to the Hong Kong Stock Exchange, Shanghai Stock Exchange and New York Stock Exchange in accordance with relevant listing agreements. The announcement of the 2003 third quarter report on 24 October 2003 after 4:00 p.m. and the publication of the results announcement in designated newspapers in Hong Kong and Shanghai on 27 October 2003 were approved.

2. Morrison & Foerster LLP was appointed as the consultant of the Company in respect of US laws for a term of three years starting from the date of this resolution. The authorized representative of the Company was authorized to sign the relevant agreement when appropriate.

3. It was approved that President Mr Lu Yiping would no longer hold the position of President of the Company with immediate effect due to work commitment.

4. The appointment of Mr Rong Guangdao as the Company's President was approved with immediate effect for a term similar to those of the incumbent President and Vice President.

5. It was approved that in view of the job change of Vice Chairman Mr Xu Kaicheng, Mr Xu Kaicheng no longer hold the position of Vice Chairman of the Company.

6. It was approved that in view of the job change of Vice President Mr Liu Xunfeng, Mr Liu Xunfeng has resigned from the position of Vice President with immediate effect.

7. In accordance with the nomination by President Mr Rong Guangdao, Mr Shi Wei was appointed Vice President of the Company with immediate effect for a term similar to those of the incumbent President and Vice President.

                                  Sinopec Shanghai Petrochemical Company Limited

Shanghai, PRC, 24 October 2003

Appendix: Biographies of Mr Rong Guangdao and Mr Shi Wei

Biography of Mr Rong Guangdao

Rong Guangdao, 47, is Executive Director and Vice President responsible for personnel, training, corporate management and daily management of the general affairs of listed Company. Mr Rong joined the Complex in 1973 and has held various positions, including Deputy Director of the No.1 Chemical Plant and Deputy Director and Director of the Ethylene Plant. In April 1994 he was appointed Vice President of the Company, responsible for production and planning, and in June 1995 he was elected a Director of the Board. Mr Rong has many years of experience in corporate management and human resources development in large-scale petrochemical enterprise. In 1985 Mr Rong graduated from the Instrument and Automation Department of the Shanghai Petrochemical College for Workers and Staff Members. In 1997 he obtained an MBA from China Europe International Business School. He is a senior engineer.

Biography of Mr Shi Wei

Shi Wei, 43, is manager of the oil processing and petrochemical department of the Company. Mr Shi joined the Complex in 1982. He was assistant to the manager in May 1996 and assistant manager in October 1997 of the oil processing and petrochemical department. In 1999 he was manager of the environmental department for three years. In April 2001, he was Party Secretary of the oil processing and petrochemical department. In July 2002, he was manager of the oil processing and petrochemical department. Mr Shi is experienced in conglomerate administration in large-scale enterprise and organizing and directing production management in large-scale petrochemical corporation. Mr Shi graduated from East China Petrochemical Institute majoring in oil processing engineering. In 1998, Mr Shi completed an MBA degree in East China University of Technology. Mr Shi is a senior engineer.